SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

29 June 2005

Impact of the transition to IFRS on Air France-KLM’s consolidated financial statements

•	Positive impact of 45 million euros on 2004-05 operating income

•	No material impact on equity and net debt as at 31 March 2005

•	Unchanged objectives under IFRS for the 2005-06 financial year

The first financial statements published in accordance with IAS/IFRS will be those for the 2005-06 financial year, presented with comparative figures for 2004-05 prepared using the same accounting framework, with the exception of IAS 32 and 39 relating to financial instruments which will be applied as of April 1, 2005.

In order to establish this comparative information, Air France-KLM has prepared an opening balance sheet as at 1st April 2004, the date at which the impact of the transition will be recorded in shareholders’ equity.

In accordance with the recommendations of the Autorité des Marchés Financiers (AMF) relative to financial communication during the transition period, Air France-KLM has decided to present the quantifiable impact of the transition to IFRS on its financial position and performance for the year 2004-05, on the basis of currently available estimates.

This information has been presented to the Audit Committee and the Board of Directors and has been examined by the company’s auditors. The final audit process for the financial statements as of March 31, 2005, which has not yet been finalized, could lead to some further limited adjustments.

Main selected options

Over and above its legal obligation, Air France-KLM has sought to take advantage of the transition to IFRS in terms of the framework which it offers for measuring the Group’s economic performance and the opportunity to enhance the quality of its financial information and communication.

In this context, Air France-KLM has chosen to adopt the following options in the presentation of its financial statements under IFRS:

•	No retrospective restatement of acquisitions undertaken before 1st April 2004.

•	Valuation of the Air France fleet at fair market value on the date of transition.

In the context of the acquisition of the KLM group, where the KLM fleet was valued at its market value at the time of the acquisition, the Group has elected to value the Air France fleet at its market value at the date of transition to IFRS. This will have the benefit of harmonizing the value of both fleets in the consolidated balance sheet, and, going forward, will allow the economic performance of both airlines to be measured on a comparable basis.

•	Recording of unrecognized actuarial gains and losses on employee benefit plans in the opening balance sheet (no significant impact for Air France-KLM).

•	Application of IFRS 2 to share-based compensation linked to the employee share offering and the share-for-salary scheme decided in 2004.

•	Application of IAS 39 and IAS 32 relating to financial instruments as of April 1, 2005.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr – web site: www.airfranceklm-finance.com

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Main impact on the income statement

•	Turnover remains unchanged under IFRS at 19.078 billion euros.

•	Operating income (before other non-recurring income and expenses) stands at 534 million euros under IFRS compared with 489 million euros under French GAAP. The Group estimates that the IFRS adjustments will have a recurring positive impact of the order of 80 million euros on operating income.

In future, operating income will be the result highlighted by the Group in its financial communication.

•	Income from operating activities stands at 583 million euros under IFRS against 497 million euros under French GAAP, after taking into account other non-recurring operating income and expenses (asset disposals, restructuring charges).

•	Net income, group share amounts to 770 million euros under IFRS against 351 million euros under French GAAP after the write-back of the negative goodwill in respect of the KLM acquisition.

The main impact of the transition to IFRS on the 2004-05 income statement relates to the following items:

•	Salaries and related expenses: booking of a non-recurring charge of 69 million euros relating to the benefits granted to employees under the employee share offering of February 2005 (notably the attribution of free shares).

•	Net charge to depreciation: a net reduction of 68 million euros in depreciation charges notably due to the decrease in the depreciation charge resulting from the valuation at fair market value of the Air France fleet at the date of transition.

•	Other operating income and expenses: a 21 million euro reduction in this charge, notably due to a restatement relating to slot swaps and the reclassification of a capital loss on asset disposals under the item “other non-recurring operating income and expenses”.

•	Other non recurring operating income and expenses: aside from the provision for impairment of assets, this item includes several items not previously included at the operating level such as gains on the disposal of subsidiaries and affiliates and restructuring charges. For the financial year 2004-05, this item includes a net gain on asset disposals of 59 million euros and a restructuring charge of 21 million euros.

•	Amortization of goodwill: goodwill is no longer amortized but is subject to an annual impairment test (IFRS 3). The application of this standard has a recurring positive impact on net income of 18 million euros (removal of the amortization of goodwill in respect of regional subsidiaries). Moreover, IFRS 3 requires the immediate recognition in the income statement of the residual negative goodwill resulting from the acquisition of KLM (gain of 395 million euros).

Main impact on the balance sheet as at 31 March 2005

•	Total consolidated shareholders’ equity as at 31 March 2005 amounts to 5.108 billion euros under IFRS compared with 5.226 billion euros under French GAAP. This slight difference results primarily from:

•	the write-back of the residual value of the negative goodwill in respect of the KLM acquisition (+395 million euros),

•	the impact after deferred tax of the revaluation of the Air France fleet at fair market value (-478 million euros).

•	Net debt as at 31 March 2005 amounts to 5.670 billion euros under IFRS against 5.547 billion euros under French GAAP.

Gearing under IFRS stands at 1.11 compared with 1.06 under French GAAP as at 31 March 2005.

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Unchanged objectives under IFRS for the 2005-06 financial year

Despite the further increase in the jet fuel price, the efficiency of the fuel hedging measures in place allows the Group to maintain its target of an operating profit for the year 2005-06 of a similar level to 2004-05 under IFRS.

Moreover, the value of the portfolio of hedging contracts (notably relating to fuel and currency) should, following the implementation of IAS 32 and 39 relating to financial instruments, lead to a significant increase in equity as at 1st April 2005. The Group also confirms its target of reducing its gearing ratio to below 1.

Main impact of the transition to IFRS on Air France-KLM’s consolidated financial statements

	Financial year 2004-05
in million euros	French GAAP	IFRS		Difference
Income statement
Turnover	19,078	19,078		0
Operating income	489	534		+45
Income from operating operations	497	583		+86
Group net income	351	770	*	+419	*
Balance sheet
Shareholders’ equity	5,226	5,108		-118
Net debt	5,547	5,670		+123
Net debt / shareholders’ equity	1.06	1.11		n/a

*	including write-back of the negative goodwill in respect of the KLM acquisition (gain of €395 m)

Wednesday 29 June 2005:

•	audio-web conference at 2:30 pm (Paris time)

•	to connect to the conference call, please dial 00 44 207 162 0125 (password: AKH)

•	to visualize the presentation, go to the following website:

http://airfranceklm.momentys.com/ifrs/ (password: AKHIFRS)

•	for instant replay, please dial 00 44 207 031 4064 (code: 662737)

A detailed presentation of the impact of transition to IFRS standards on Air France-KLM’s consolidated financial statements is available on the web site: www.airfranceklm-finance.com

Agenda

Air France-KLM will report its 2005-06 first quarter, first half and third quarter results under IFRS with a basis of comparison for the corresponding periods in 2004-05 restated under the same standards:

•	2nd September 2005 : publication of 1st quarter results for financial year 2005-06

•	23rd November 2005 : publication of 1st half results for financial year 2005-06

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: June 29, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations